UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

Commission File Number 001-04212
HADERA PAPER LTD.
(Exact name of registrant as specified in its charter)
_______________

P.O. BOX 142, HADERA 38101, ISRAEL
+972-4-6349349
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_______________

ORDINARY SHARES,
PAR VALUE NIS 0.01 PER SHARE
 (Title of each class of securities covered by this Form)
_______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Hadera Paper Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about August 26, 1959, the date of the Company's agreement to list on the American Stock Exchange (now NYSE Amex).

B. The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (the "Commission") rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last offered in the United States (other than in offerings limited to employees of the Company and its subsidiaries) in a registered offering under the Securities Act of 1933, as amended, pursuant to two Form S-1's filed March 31, 1980 (prospectuses on Form 424 for both of which were filed November 24, 1980).

Item 3.	Foreign Listing and Primary Trading Market

A.  The Company maintains a listing of its ordinary shares on the Tel Aviv Stock Exchange (the “TASE"), which is located in Israel.  The TASE constitutes the primary trading market for the ordinary shares.

B.  The Company’s ordinary shares were initially listed on the TASE on or about July 29, 1959, the date that the Company first listed on the register of the TASE.  The Company has maintained a listing of its ordinary shares on the TASE for at least the 12 months preceding the filing of this Form.

C.  During the 12-month period beginning November 1, 2010 and ending October 31, 2011, 95.87% of trading in the Company’s ordinary shares occurred through the TASE.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is November 1, 2010 to October 31, 2011.

B. During the 12-month period beginning November 1, 2010 and ending October 31, 2011, the average daily trading volume of the Company's ordinary shares in the United States was 208.56 and the average daily trading volume of the Company's ordinary shares on a worldwide basis was 5055.19.

C. During the 12-month period beginning November 1, 2010 and ending October 31, 2011, the average daily trading volume of Company's ordinary shares in the United States was 4.13% as a percentage of the average daily trading volume of the Company's ordinary shares on a worldwide basis.

D. Not applicable.1

1 On December 12, 2011, the Company filed a Form 25 with the Commission to delist its ordinary shares from the NYSE Amex.

E. The Company terminated a sponsored American depositary receipt facility regarding its ordinary shares on our about November 1980.  Average daily trading volume data for the 12-months preceding this date is not readily available.

F. The Company used trading data from Bloomberg L.P., Thomson Reuters On Demand and the TASE to determine whether it meets the requirements of Rule 12h-6.  The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on November 30, 2011, which was submitted under cover of a Form 6-K on November 30, 2011.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases, such as PRNewswire.  In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.hadera-paper.co.il/en.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hadera Paper Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Hadera Paper Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Hadera Paper Ltd.

Dated: December 22 , 2011	By:	/s/ Shaul Gliksberg
	Name:	Shaul Gliksberg
	Title:	Chief Financial and Business Development Officer